Exhibit 99.1

Here Announces Unaudited Financial Results for the Fourth Quarter and Full Fiscal Year 2026, and a Change to Board and Management

Beijing, September 22, 2026 /GLOBE NEWSWIRE/ - Here Group Limited (NASDAQ: HERE) (“Here” or the “Company”), an IP1-based pop toy company dedicated to creating beloved collectibles and trend-defining experiences, today announced its unaudited financial results for the fourth quarter and full year of the fiscal year ended June 30, 2026 (the “fourth quarter of FY 2026”, which refers to the quarter from April 1, 2026 to June 30, 2026, and “FY 2026”, which refers to the year from July 1, 2025 to June 30, 2026).

Highlights for the Fourth Quarter of FY 20262

●	Revenues for the fourth quarter of FY 2026 were RMB127.7 million (US$18.8 million), representing a decrease of 22.5% from the third quarter of the fiscal year ended June 30, 2026 (the “third quarter of FY 2026”), and representing an increase of 94.1% from the fourth quarter of the fiscal year ended June 30, 2025 (the “fourth quarter of FY 2025”).

●	Net loss from continuing operations for the fourth quarter of FY 2026 was RMB169.6 million (US$25.0 million), including impairment loss on goodwill of RMB124.1 million (US$18.3 million), compared to net loss from continuing operations of RMB34.1 million in the third quarter of FY 2026 and RMB21.8 million in the fourth quarter of FY 2025.

●	Adjusted net loss from continuing operations[3] for the fourth quarter of FY 2026 was RMB37.7 million (US$5.6 million), compared to RMB22.9 million in the third quarter of FY 2026 and RMB19.3 million in the fourth quarter of FY 2025.

●	As of June 30, 2026, the Company had a total of 22 IPs, including 13 proprietary IPs and 9 exclusively licensed IPs.

Highlights for FY 20262

●	Revenues for FY 2026 were RMB596.8 million (US$88.0 million), marking the Company’s first full year of revenue from its pop toy business, compared to RMB65.8 million in the fiscal year ended June 30, 2025 (“FY 2025”, which refers to the year from July 1, 2024 to June 30, 2025).

●	Net loss from continuing operations for FY 2026 was RMB254.9 million (US$37.6 million), including impairment loss on goodwill of RMB124.1 million (US$18.3 million), compared with RMB21.8 million in FY 2025.

●	Adjusted net loss from continuing operations[3] for FY 2026 was RMB93.9 million (US$13.8 million), compared with RMB19.3 million in FY 2025.

[1]	“IP” refers to the design of a single or a series of characters and the underlying intellectual property rights.
[2]	As previously reported, the Company completed the disposal of its Established Business (all the business operations established prior to the acquisition of Shenzhen Yiqi Culture Co., Ltd. (“Letsvan”), including the individual online learning services business, consumer businesses and other businesses aside from the pop toy business) on September 30, 2025. As the disposal met the definition of discontinued operations in accordance with ASC 205-20, the historical financial results of the Established Business were reflected in the Company’s consolidated financial statements as discontinued operations, and the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheets were classified as assets/liabilities held for sale.
[3]	Adjusted net loss from continuing operations is a non-GAAP financial measure. For a reconciliation of net loss from continuing operations to adjusted net loss from continuing operations, see the “Non-GAAP Financial Measures” section and the table captioned “Here Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Mr. Peng Li, Chairman and Chief Executive Officer of Here, commented, “We closed FY 2026 with fourth quarter revenues of RMB127.7 million, and full-year revenues of RMB596.8 million. FY 2026 was our first full fiscal year focused on the pop toy business, and we made meaningful progress in building the operational foundation and refining our operating model.

In the fourth quarter, we continued to strengthen our self-operated channels through targeted talent acquisition, more refined store operations, ongoing validation of our business model, and continued optimization of our cost structure. At the same time, we expanded our collaboration with channel partners to broaden our distribution network and retail reach. We also enhanced our operational capabilities across multiple formats, including self-operated online and offline stores, pop-up stores, and other retail channels. On the marketing front, we expanded co-branding partnerships with leading brands and increased targeted marketing initiatives, while maintaining cost discipline.

While the market environment remains challenging, we are committed to our IP-first strategy and to delivering high-quality products. We will also optimize cost structure to lay the foundation for profitability over time. We believe these efforts will support sustainable growth and create long-term shareholder value.”

Mr. Dong Xie, Chief Financial Officer, added, “During the quarter, our revenue grew 94.1% year over year but declined sequentially, primarily due to a challenging market environment and lower channel sales. We continued to invest in our self-operated system, including IP development, store operations, and brand promotion. We stayed disciplined in managing costs and expenses and in allocating capital as we further evaluate the unit economics of our various self-operated formats. Looking ahead, we remain committed to strengthening our IP and product capabilities while improving operating efficiency over time.”

Financial Results for the Fourth Quarter of FY 2026

Revenues

Revenues for the fourth quarter of FY 2026 were RMB127.7 million (US$18.8 million), representing a decrease of 22.5% from RMB164.7 million in the third quarter of FY 2026, and an increase of 94.1% from RMB65.8 million in the same period of FY 2025. The quarter-over-quarter decrease was primarily due to the lower channel sales, while the significant year-over-year growth was primarily driven by higher sales across both the Company’s existing IP product lines and its newly launched IP product lines within the pop toy business.

Cost of revenues

Cost of revenues for the fourth quarter of FY 2026 was RMB94.7 million (US$14.0 million), representing a decrease of 12.2% from RMB107.9 million in the third quarter of FY 2026 and an increase of 120.3% from RMB43.0 million in the fourth quarter of FY 2025. The quarter-over-quarter decrease was primarily due to lower channel sales, while the year-over-year increase was primarily attributable to higher IP product costs in line with revenue growth, as well as increases in logistics, labor, and IP licensing expenses.

Sales and marketing expenses

Sales and marketing expenses for the fourth quarter of FY 2026 were RMB56.2 million (US$8.3 million), compared to RMB57.7 million in the third quarter of FY 2026 and representing an increase of 194.3% from RMB19.1 million in the fourth quarter of FY 2025. The year-over-year increase was primarily driven by higher advertising and promotional expenditures and increased employee compensation, reflecting the Company’s continued investment in targeted marketing initiatives for its brands and IP products, as well as the further expansion of its multi-channel sales capabilities.

Research and development expenses

Research and development expenses for the fourth quarter of FY 2026 were RMB9.9 million (US$1.5 million), compared to RMB9.5 million in the third quarter of FY 2026 and representing an increase of 10.3% from RMB9.0 million in the fourth quarter of FY 2025. The year-over-year increase was primarily attributable to product design related expenses, reflecting the Company’s continued investment in the design team, while employee compensation and other service fees remained broadly stable.

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General and administrative expenses

General and administrative expenses for the fourth quarter of FY 2026 were RMB25.8 million (US$3.8 million), representing a decrease of 23.2% from RMB33.6 million in the third quarter of FY 2026 and an increase of 31.3% from RMB19.7 million in the fourth quarter of FY 2025. The quarter-over-quarter decrease was primarily attributable to a decrease in salary expenses and share-based compensation expense, while the year-over-year increase was primarily attributable to higher share-based compensation expense.

Impairment loss on goodwill

Impairment loss on goodwill related to the acquisition of Letsvan for the fourth quarter of FY 2026 was RMB124.1 million (US$18.3 million), primarily reflecting lower-than-anticipated financial performance amid macroeconomic headwinds. The gross carrying value of the goodwill arising from the acquisition of Letsvan was RMB187.6 million. After recognizing the impairment charge of RMB124.1 million, the remaining balance of goodwill was RMB63.5 million as of June 30, 2026.

Net loss from continuing operations and adjusted net loss from continuing operations

Net loss from continuing operations was RMB169.6 million (US$25.0 million) in the fourth quarter of FY 2026, compared to RMB34.1 million in the third quarter of FY 2026 and RMB21.8 million in the fourth quarter of FY 2025. Adjusted net loss from continuing operations was RMB37.7 million (US$5.6 million) in the fourth quarter of FY 2026, compared to RMB22.9 million in the third quarter of FY 2026 and RMB19.3 million in the fourth quarter of FY 2025.

Net loss from continuing operations per ordinary share and adjusted net loss from continuing operations per ordinary share4

Basic and diluted net loss from continuing operations per ordinary share were RMB1.07 (US$0.16) in the fourth quarter of FY 2026, compared with basic and diluted net loss from continuing operations per ordinary share of RMB0.21 in the third quarter of FY 2026 and RMB0.12 in the fourth quarter of FY 2025. Basic and diluted adjusted net loss from continuing operations per ordinary share were RMB0.24 (US$0.04) in the fourth quarter of FY 2026, compared with basic and diluted adjusted net loss from continuing operations per ordinary share of RMB0.14 in the third quarter of FY 2026 and RMB0.10 in the fourth quarter of FY 2025.

Financial Results for FY 2026

FY 2025 continuing operations results reflect only the fourth quarter of FY 2025 because the Company’s pop toy business commenced operations in the fourth quarter of FY 2025 following the acquisition of Letsvan by the end of March 2025. The historical results of the Established Business are presented as discontinued operations in accordance with ASC 205-20.

Revenues

Revenues were RMB596.8 million (US$88.0 million) in FY 2026, compared with RMB65.8 million in FY 2025. The year-over-year results of continuing operations are not directly comparable as a result of the FY 2025 discontinued operations presentation described above.

[4]	Basic and diluted adjusted net loss from continuing operations per ordinary share are non-GAAP financial measures. For a reconciliation of basic and diluted net loss from continuing operations per ordinary share to basic and diluted adjusted net loss from continuing operations per ordinary share, see the “Non-GAAP Financial Measures” section and the table captioned “Here Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Cost of revenues

Cost of revenues was RMB399.5 million (US$58.9 million) in FY 2026, compared to RMB43.0 million in FY 2025. The year-over-year results of continuing operations are not directly comparable as a result of the FY 2025 discontinued operations presentation described above.

Sales and marketing expenses

Sales and marketing expenses, primarily consisting of advertising and promotional expenditures and employee compensation incurred to enhance product and brand visibility, support customer acquisition, and expand the Company’s market presence, were RMB194.4 million (US$28.6 million) in FY 2026, compared to RMB19.1 million in FY 2025. The year-over-year results of continuing operations are not directly comparable as a result of the FY 2025 discontinued operations presentation described above.

Research and development expenses

Research and development expenses, primarily consisting of expenses supporting innovation across the Company’s pop toy portfolio, including the design and development of new products, were RMB44.3 million (US$6.5 million) in FY 2026, compared to RMB9.0 million in FY 2025. The year-over-year results of continuing operations are not directly comparable as a result of the FY 2025 discontinued operations presentation described above.

General and administrative expenses

General and administrative expenses, primarily consisting of costs supporting the Company’s core operational functions, including employee compensation, professional service fees, and other operational expenses, were RMB128.9 million (US$19.0 million) in FY 2026, compared to RMB19.7 million in FY 2025. The year-over-year results of continuing operations are not directly comparable as a result of the 2025 discontinued operations presentation described above.

Impairment loss on goodwill

Impairment loss on goodwill related to the acquisition of Letsvan was RMB124.1 million (US$18.3 million) in FY 2026, primarily reflecting lower-than-anticipated financial performance amid macroeconomic headwinds.

In performing the quantitative impairment test, the Group used an income approach based on a discounted cash flow model (“DCF model”) and compared the fair value of the reporting unit with its carrying amount, including goodwill. Forecasts of future cash flows are based primarily on the management’s best estimate and management believes forecasted operating cash flows were the best indicator of the fair value of the reporting unit. A number of significant assumptions were involved in the preparation of the DCF models, including future revenues and discount rates. Changes in these forecasts could significantly change the amount of impairment recorded. Therefore, it may be necessary to record further impairment charges to these reporting units in the future, if any changes occur.

Net loss from continuing operations and adjusted net loss from continuing operations

Net loss from continuing operations was RMB254.9 million (US$37.6 million) in FY 2026, compared to RMB21.8 million in FY 2025. Adjusted net loss from continuing operations was RMB93.9 million (US$13.8 million) in FY 2026, compared to RMB19.3 million in FY 2025.

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Net loss from continuing operations per ordinary share and adjusted net loss from continuing operations per ordinary share4

Basic and diluted net loss from continuing operations per ordinary share were RMB1.59 (US$0.23) in FY 2026, compared with basic and diluted net loss from continuing operations per ordinary share of RMB0.12 in FY 2025. Basic and diluted adjusted net loss from continuing operations per ordinary share were RMB0.59 (US$0.09) in FY 2026, compared with basic and diluted adjusted net loss from continuing operations per ordinary share of RMB0.11 in FY 2025.

Recent Developments

2026 Share Repurchase Program

On June 5, 2026, the Company announced that the Board of Directors (the “Board”) had approved a new share repurchase program, pursuant to which the Company may repurchase up to US$20.0 million of its Class A ordinary shares in the form of American depositary shares (“ADSs”) during the period from July 1, 2026 through June 30, 2027 (the “2026 Share Repurchase Program”).

As of September 16, 2026, the Company had repurchased approximately 0.4 million ADSs for aggregate consideration of approximately US$0.7 million under the 2026 Share Repurchase Program.

Changes in Composition of Board and Management

Ms. Liu Xihao, a member of the Company’s Board and Senior Vice President, has resigned from the Board and stepped down from her position as Senior Vice President for personal reasons, effective September 22, 2026. Ms. Liu Xihao’s decision to resign from the Board and step down from her position as Senior Vice President was not the result of any disagreement with the Company, the Board, any committee of the Board, or the Company’s management regarding the Company’s operations, policies or practices.

Ms. Liu Xihao has been a valued member of the Company’s executive team and has contributed significantly to the Company’s achievements during her tenure. Ms. Liu Xihao’s decision to resign was made in order to pursue new professional opportunities aligned with her professional aspirations. The Company respects her decision and wishes her every success in her future endeavors.

Conference Call Information

The Company’s management will hold an earnings conference call at 07:00 A.M. Eastern Time on September 22, 2026 (07:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title: Here Group Limited Q4 and Full FY2026 Earnings Call

Pre-register Link: https://dpregister.com/sreg/10211876/104db963664

All participants may use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive an email with a set of participant dial-in numbers, a passcode, and a unique PIN to join the conference call.

The replay will be accessible through September 29, 2026 by dialing the following numbers:

International: United States Toll Free: Replay Access Code:	1-412-317-0088 1-855-669-9658 1800829

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.heregroup.com.

[4]	Basic and diluted adjusted net loss from continuing operations per ordinary share are non-GAAP financial measures. For a reconciliation of basic and diluted net loss from continuing operations per ordinary share to basic and diluted adjusted net loss from continuing operations per ordinary share, see the “Non-GAAP Financial Measures” section and the table captioned “Here Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses adjusted net loss from continuing operations and basic and diluted adjusted net loss from continuing operations per ordinary share as its non-GAAP financial measures. Adjusted net loss from continuing operations represents net loss from continuing operations excluding share-based compensation expense and impairment loss on goodwill. Basic and diluted adjusted net loss from continuing operations per ordinary share represents adjusted net loss from continuing operations attributable to Here Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net loss from continuing operations per ordinary share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss from continuing operations, net loss from continuing operations per ordinary share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “Here Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new consumers and to increase the spending and revenues generated from consumers; its ability to maintain and enhance the recognition and reputation of its brands; its expectations regarding demand for and market acceptance of its services and products; expected growth, future trends and competition in the markets that it operates in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to its business lines and industries, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

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About the Company

The Company, through its HERE奇梦岛 brand, creates collectible pop toys that spark joy and inspire global culture. With innovative design and storytelling at its core, the Company delivers immersive experiences that connect deeply with collectors worldwide. Guided by joy, integrity, wonder, and co-creation, the Company is building vibrant cultural ecosystems where fans shape and share dreams.

For more information, please visit: https://ir.heregroup.com.

Contact

Investor Relations

Tina Tang

Here Group Limited

Email: ir@heregroup.com

Tel: +852 2988-8279

Robin Yang, Partner

ICR, LLC

Email: Heregroup.IR@icrinc.com

Phone: +1 (212) 537-0429

7/12

HERE GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	472,943	431,061	63,531
Restricted cash	20,757	1,043	154
Short-term investments	139,990	178,223	26,267
Accounts receivable, net	29,505	16,860	2,485
Amounts due from related parties	1,577	26,231	3,866
Inventory, net	16,229	134,744	19,859
Prepayments and other current assets	73,434	124,018	18,277
Current assets held for sale	558,316	-	-
Total current assets	1,312,751	912,180	134,439

Non-current assets:
Property and equipment, net	9,935	22,366	3,296
Intangible assets, net	65,938	61,225	9,023
Long-term investments	28,254	20,362	3,001
Operating lease right-of-use assets	12,504	35,438	5,223
Goodwill	187,598	63,539	9,364
Other non-current assets	1,475	21,723	3,202
Non-current assets held for sale	43,064	-	-
Total non-current assets	348,768	224,653	33,109
TOTAL ASSETS	1,661,519	1,136,833	167,548

LIABILITIES
Current liabilities:
Short-term borrowings	11,100	-	-
Accounts payable	14,321	53,709	7,916
Accrued expenses and other current liabilities	66,168	49,445	7,287
Amounts due to related parties	3,321	17,637	2,599
Income tax payable	9,440	5,430	800
Contract liabilities	1,665	7,111	1,048
Operating lease liabilities, current portion	9,482	18,532	2,731
Current liabilities held for sale	498,516	-	-
Total current liabilities	614,013	151,864	22,381

Non-current liabilities:
Operating lease liabilities, non-current portion	4,617	16,248	2,395
Deferred tax liabilities	72,014	118,630	17,484
Non-current liabilities held for sale	37,912	-	-
Total non-current liabilities	114,543	134,878	19,879
TOTAL LIABILITIES	728,556	286,742	42,260

8/12

HERE GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$

MEZZANINE EQUITY
Non-controlling interests	40,999	221,372	32,626

SHAREHOLDERS’ EQUITY
Class A ordinary shares	81	81	12
Class B ordinary shares	34	34	5
Treasury stock	(49,054)	(121,020)	(17,836)
Additional paid-in capital	1,066,860	900,672	132,743
Accumulated other comprehensive income	16,507	11,950	1,761
Accumulated deficit	(225,431)	(162,998)	(24,023)
TOTAL HERE GROUP LIMITED SHAREHOLDERS’ EQUITY	808,997	628,719	92,662
Non-controlling interests	82,967	-	-
TOTAL SHAREHOLDERS’ EQUITY	891,964	628,719	92,662

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	1,661,519	1,136,833	167,548

9/12

HERE GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended				For the Years Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues (including revenues from one related party of RMB1,503, RMB3,795 and RMB12,039 for the three months ended June 30, 2025, March 31, 2026 and June 30, 2026, respectively)	65,781	164,744	127,650	18,813	65,781	596,798	87,957
Cost of revenues (including related party transaction of nil, RMB1,198 and RMB6,525 for the three months ended June 30, 2025, March 31, 2026 and June 30, 2026, respectively)	(42,970)	(107,884)	(94,671)	(13,953)	(42,970)	(399,547)	(58,886)
Gross Profit	22,811	56,860	32,979	4,860	22,811	197,251	29,071

Operating expenses:
Sales and marketing expenses (including related party transaction of RMB2,472, RMB4,002 and RMB1,421 for the three months ended June 30, 2025, March 31, 2026 and June 30, 2026, respectively)	(19,108)	(57,722)	(56,233)	(8,288)	(19,108)	(194,383)	(28,649)
Research and development expenses	(9,010)	(9,452)	(9,936)	(1,464)	(9,010)	(44,274)	(6,525)
General and administrative expenses	(19,673)	(33,646)	(25,838)	(3,808)	(19,673)	(128,925)	(19,001)
Impairment loss on goodwill	-	-	(124,059)	(18,284)	-	(124,059)	(18,284)
Total operating expenses	(47,791)	(100,820)	(216,066)	(31,844)	(47,791)	(491,641)	(72,459)

Loss from operations	(24,980)	(43,960)	(183,087)	(26,984)	(24,980)	(294,390)	(43,388)

Other income:
Interest income	796	3,377	3,455	509	796	11,343	1,672
Others, net	5,728	5,725	(2,366)	(349)	5,728	16,648	2,454

Loss before income tax	(18,456)	(34,858)	(181,998)	(26,824)	(18,456)	(266,399)	(39,262)
Income tax (expense)/benefit	(3,350)	723	12,369	1,823	(3,350)	11,464	1,690

Net loss from continuing operations, net of income tax	(21,806)	(34,135)	(169,629)	(25,001)	(21,806)	(254,935)	(37,572)
Net income from discontinued operations, net of income tax	129,786	-	-	-	378,374	318,451	46,934
Net income/(loss)	107,980	(34,135)	(169,629)	(25,001)	356,568	63,516	9,362
Net loss/(income) attributable to non-controlling interests	2,161	-	-	-	2,162	(1,083)	(160)
Net income/(loss) attributable to ordinary shareholders of the Company	110,141	(34,135)	(169,629)	(25,001)	358,730	62,433	9,202
Including
Net loss from continuing operations attributable to ordinary shareholders of the Company	(19,641)	(34,135)	(169,629)	(25,001)	(19,641)	(256,006)	(37,730)
Net income from discontinued operations attributable to ordinary shareholders of the Company	129,782	-	-	-	378,371	318,439	46,932

Weighted average number of ordinary shares used in computing net (loss)/income per ordinary share
- Basic	163,732,982	160,407,252	158,350,260	158,350,260	161,291,663	161,393,281	161,393,281
- Diluted	163,732,982	160,407,252	158,350,260	158,350,260	161,291,663	161,393,281	161,393,281

Net loss from continuing operations per share attributable to ordinary shareholders of the Company - basic	(0.12)	(0.21)	(1.07)	(0.16)	(0.12)	(1.59)	(0.23)
Net income from discontinued operations per share attributable to ordinary shareholders of the Company - basic	0.79	-	-	-	2.35	1.97	0.29

Net loss from continuing operations per share attributable to ordinary shareholders of the Company - diluted	(0.12)	(0.21)	(1.07)	(0.16)	(0.12)	(1.59)	(0.23)
Net income from discontinued operations perF share attributable to ordinary shareholders of the Company - diluted	0.79	-	-	-	2.35	1.97	0.29

Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(1,984)	(1,595)	(615)	(91)	(806)	(4,557)	(672)
Total other comprehensive loss	(1,984)	(1,595)	(615)	(91)	(806)	(4,557)	(672)

Total comprehensive income/(loss)	105,996	(35,730)	(170,244)	(25,092)	355,762	58,959	8,690
Comprehensive loss/(income) attributable to non-controlling interests	2,161	-	-	-	2,162	(1,083)	(160)
Total comprehensive income/(loss) attributable to ordinary shareholders of the Company	108,157	(35,730)	(170,244)	(25,092)	357,924	57,876	8,530

10/12

HERE GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data)

The following table sets forth a reconciliation of net loss from continuing operations to adjusted net loss from continuing operations and basic and diluted net loss from continuing operations per ordinary share to basic and diluted adjusted net loss from continuing operations per ordinary share for the periods indicated:

	For the Three Months Ended				For the Years Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss from continuing operations	(21,806)	(34,135)	(169,629)	(25,001)	(21,806)	(254,935)	(37,572)
Less: Share-based compensation expenses	(2,513)	(11,202)	(7,855)	(1,158)	(2,513)	(36,963)	(5,448)
Less: Impairment loss on goodwill	-	-	(124,059)	(18,284)	-	(124,059)	(18,284)

Adjusted net loss from continuing operations	(19,293)	(22,933)	(37,715)	(5,559)	(19,293)	(93,913)	(13,840)
Attributable to non-controlling interests	2,165	-	-	-	2,165	(1,071)	(158)
Adjusted net loss from continuing operations attributable to the Company	(17,128)	(22,933)	(37,715)	(5,559)	(17,128)	(94,984)	(13,998)

Weighted average number of ordinary shares used in computing net loss from continuing operations per ordinary share
- Basic	163,732,982	160,407,252	158,350,260	158,350,260	161,291,663	161,393,281	161,393,281
- Diluted	163,732,982	160,407,252	158,350,260	158,350,260	161,291,663	161,393,281	161,393,281
Weighted average number of ordinary shares used in computing adjusted net loss from continuing operations per ordinary share
- Basic	163,732,982	160,407,252	158,350,260	158,350,260	161,291,663	161,393,281	161,393,281
- Diluted	163,732,982	160,407,252	158,350,260	158,350,260	161,291,663	161,393,281	161,393,281

Net loss from continuing operations per ordinary share
- Basic	(0.12)	(0.21)	(1.07)	(0.16)	(0.12)	(1.59)	(0.23)
- Diluted	(0.12)	(0.21)	(1.07)	(0.16)	(0.12)	(1.59)	(0.23)
Adjusted net loss from continuing operations per ordinary share
- Basic	(0.10)	(0.14)	(0.24)	(0.04)	(0.11)	(0.59)	(0.09)
- Diluted	(0.10)	(0.14)	(0.24)	(0.04)	(0.11)	(0.59)	(0.09)

11/12

HERE GROUP LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Amounts in thousands, except for shares and per share data)

The following table sets forth a breakdown of revenue by IPs for the periods indicated:

	For the Three Months Ended				For the Years Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues
WAKUKU	42,959	102,404	47,746	7,037	42,959	369,291	54,427
SIINONO	-	33,293	27,258	4,017	-	92,667	13,657
ZIYULI	17,591	14,300	12,837	1,892	17,591	57,404	8,460
Others(1)	5,231	14,747	39,809	5,867	5,231	77,436	11,413

	65,781	164,744	127,650	18,813	65,781	596,798	87,957

(1)	“Others” refers to revenue generated from all other IPs, such as “MEMIMO”, “FUNII”, “FIILA”, “impopo pix” and “YEAOHUA”, and other revenues, aggregated and presented as “Others”.

12/12